NO ACT

PE
1-22-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09038784

Received SEC
MAR 2 3 2009
Washington, DC 20549

March 23, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-23-09

Nikki Lee
Corporate Counsel, Compliance
Advance America, Cash Advance Centers, Inc.
135 N. Church Street
Spartanburg, SC 29306

Re: Advance America, Cash Advance Centers, Inc.
Incoming letter dated January 22, 2009

Dear Ms. Lee:

This is in response to your letter dated January 22, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Harrington
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

March 23, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Advance America, Cash Advance Centers, Inc.
Incoming letter dated January 22, 2009

The proposal relates to establishing a board committee.

There appears to be some basis for your view that Advance America may exclude the proposal under rule 14a-8(e)(2) because Advance America received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Advance America omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Advance America relies.

Sincerely,

Philip Rothenberg
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ADVANCE AMERICA
CASH ADVANCE
You advance America.

135 N. Church Street
Spartanburg, SC 29306
P: 864.342.5600
advanceamerica.net

January 22, 2009

VIA UPS Overnight

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Advance America, Cash Advance Centers, Inc.
Commission File Number 001-32363
Rule 14a-8: Intention to Omit Shareholder Proposal of John Harrington

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Advance America, Cash Advance Centers, Inc. ("Advance America") hereby notifies the U.S. Securities and Exchange Commission (the "Commission") of its intention to exclude from its proxy statement and form of proxy (the "Proxy Materials") for Advance America's 2009 Annual Meeting of Shareholders (the "2009 Annual Meeting") the shareholder proposal and supporting statement (the "Shareholder Proposal") submitted to Advance America by Mr. John Harrington (the "Proponent"), on the grounds that the Shareholder Proposal was not timely. A copy of the Shareholder Proposal is attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j) under the Exchange Act, Advance America will file its definitive Proxy Materials with the Commission no earlier than April 13, 2009.

Rule 14a-8(e)(1) states that the deadline for submitting shareholder proposals for an annual meeting may be found in the company's proxy statement for the prior year. Advance America's proxy statement dated April 11, 2008 included the following statement under the heading "Submitting Your Proposals For the 2009 Annual Meeting":

> According to the rules of the Securities and Exchange Commission, if you want to submit a proposal for inclusion in the proxy material to be distributed by us in connection with our 2009 annual meeting of stockholders, you must do so no later than December 12, 2008.

Thus, in order to comply with Advance America's deadline for inclusion in the Proxy Materials, a proposal must have been submitted to Advance America, at the latest, on Friday, December 12, 2008. Advance America received the Shareholder Proposal at its principal executive office via FedEx from its transfer agent, National City, on December 19, 2008, one week after the deadline for inclusion in the Proxy Materials. A copy of the track shipment details is attached as Exhibit B.

In no-action letters, the Commission Staff has strictly construed the deadline for receipt of shareholder proposals under Rule 14a-8, permitting companies to omit from proxy materials those proposals received after the deadline, even if by only one or two days. *See, e.g., Putnam Tax-Free HealthCare Fund* (August 8, 2005); *Datastream Systems, Inc.* (March 9, 2005); *American Express Company* (December 21, 2004); *International Business Machines Corporation* (December 19, 2004); *Thomas Industries Inc.* (December 18, 2002). Furthermore, the Commission Staff has recommended that shareholders submit proposals "well in advance of the deadline," a recommendation that the Proponent failed to heed. *See* Division of Corporate Finance, Staff Legal Bulletin No. 14 (July 13, 2001). Both of these observations reinforce that it is appropriate for Advance America to adhere strictly to its submission deadline in seeking to omit the Shareholder Proposal from the Proxy Materials.

We note in particular that the Shareholder Proposal was sent to Advance America's transfer agent rather than directly to the Secretary of the Company at its principal executive offices. As stated in the Division of Corporate Finance Staff Legal Bulletin No. 14: "The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement."

Rule 14a-8(f) requires that a company notify the proposing shareholder of any deficiencies in the proposal within 14 days of receipt. However, this requirement does not apply to a deficiency that cannot be remedied, such as when the proponent fails "to submit a proposal by the company's properly determined deadline."

Rule 14a-8(e)(2) sets forth the methodology for properly determining the deadline for shareholder proposals as follows: A shareholder proposal pursuant to Rule 14a-8 must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The release date for Advance America's 2008 proxy statement was April 11, 2008. For a shareholder proposal to be received not less than 120 days prior to this date in 2009, it would have to be received on or before December 12, 2008. Thus the deadline in Advance America's 2008 proxy statement was calculated in accordance with the requirements of Rule 14a-8(e)(2) described above.

Rule 14a-8(e)(2) provides for alternative methods of calculating the deadline for shareholder proposal submissions if the company did not hold an annual meeting the previous year or if the date of the current year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting. Advance America's previous Annual Meeting of Shareholders was held on May 22, 2008. Although the date for the 2009 Annual Meeting has not been set definitively, Advance America expects it to be held on May 21, 2009, and in no event later than June 21, 2009. Thus the current situation does not implicate the alternative methods of calculation set out in Rule 14a-8(e)(2). The shareholder proposal is excludable under Rule 14a-8(e).

In addition, the Shareholder Proposal is also excludable from the Proxy Statement under Rule 14a-8(i)(10). As disclosed in the Advance America Current Report on Form 8-K filed with the Commission on October 24, 2007, Section 13 of Article III of the Advance America bylaws states:

> Section 13. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. Any committee, to the extent permitted by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each committee shall keep regular minutes and report to the Board of Directors when required.

Therefore, the Advance America bylaws already provide that its board of directors has the authority that the Shareholder Proposal proposes. Accordingly, Advance America has already substantially implemented the Shareholder Proposal, and the Shareholder Proposal is excludable from the Proxy Statement under Rule 14a-8(i)(10). See, e.g., Nordstrom Inc. (February 8, 1995) (proposal that the company commit to a code of conduct and submit a report to shareholders describing the Company's supplier policy and compliance efforts was substantially covered by existing company guidelines and was therefore excludable as moot); The Gap, Inc. (March 8, 1996) (proposal that the company adopt guidelines that were substantially implemented was excludable); and AT&T Inc. (TelCo Retirees) (January 18, 2007) (allowing the company to exclude a proposal requesting the board to amend the company's governance documents to provide that directors be elected by a majority vote of shares represented in person or by proxy in uncontested elections).

For the reasons outlined above, Advance America believes that the Shareholder Proposal is excludable because it does not meet the timeliness requirements of Rule 14a-8(e)(1) and believes that it is also excludable under Rule 14a-8(i)(10), and Advance America intends to omit the Shareholder Proposal from the Proxy Materials. We request the assurance of the Commission Staff that it would not recommend enforcement action if Advance America omits the Proponent's Shareholder Proposal.

Should the Commission Staff require any additional information, please contact the undersigned at 864-342-5711. Should the Commission Staff disagree with Advance America's proposed course of action, we would appreciate the opportunity to confer with the Commission Staff before it issues a response to this letter.

Very truly yours,

Nikki Lee
Corporate Counsel, Compliance

cc: John Harrington

EXHIBIT A

HARRINGTON
INVESTMENTS, INC

December 8, 2008

ADVANCE AMERICA, CASH ADVANCE CENTERS, INC.
c/o National City Bank, Shareholder Services Operations
Locator 5352
P.O. Box 94509
Cleveland, OH 44101-4509

Dear Mr. Secretary,

As a beneficial owner of ADVANCE AMERICA, CASH ADVANCE CENTERS, INC. stock, I am submitting the enclosed shareholder resolution for inclusion in the 2008 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of ADVANCE AMERICA, CASH ADVANCE CENTERS, INC. common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John Harrington

jwu

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

COMMITTEE ON PUBLIC AFFAIRS

RESOLVED: To amend the Bylaws, by inserting at the end of Article III Section 13 the following paragraph:

The Board is authorized to establish a Board Committee on Public Affairs. The duties of the Committee may include, among other things, reviewing the company's positions and responsiveness, above and beyond legal compliance, to public policy developments and trends, throughout the industries in which the Company operates, including, but not limited to, public policies relating to consumer privacy and to delivery of our company's services to lower-wage, and/or fixed-income customers. Nothing herein shall restrict the power of the Board of Directors or management. The Board Committee on Public Affairs shall not incur any costs to the company except as authorized by the Board of Directors. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Consumer Protection shall not incur any costs to the company except as authorized by the Board of Directors.

Statement of Support

According to KLD Research and Analytics, Inc., as of February 2008 Advance America "faced at least 22 separate class action and individual lawsuits in various states... which were filed between 2001 and 2008, (alleging) violations of state usury laws, illegal credit lending practices, failure to perform credit checks on customers, violations of consumer protection laws, and violations of state finance laws."

The proponents of this resolution believe that greater fiduciary oversight is necessary by company directors to monitor and ensure our company's responsiveness to public policies that may interfere with, limit or restrict our Company's ability to serve our valuable customers, regardless of socio-economic class, income level or ethnicity.

EXHIBIT B

-----Original Message-----
From: Rudolph, Christian
Sent: Friday, January 02, 2009 12:07 PM
To: Lee, Nikki
Subject: FedEx from Natcity

----- Original Message -----
From: Kristanko, Deanna <Deanna.Kristanko@nationalcity.com>
To: Rudolph, Christian
Cc: Kristanko, Deanna <Deanna.Kristanko@nationalcity.com>
Sent: Fri Jan 02 11:34:46 2009
Subject: RE: [redacted]

Hi Christian,

Here is the FedEx information per your request:

Tracking number***FISMA & OMB Memorandum M-07-16***

Ship date - Thursday December 18, 2008

Received date - Friday December 19, 2008 at 10:59 am and was signed for by C. Howard.

Please let me know if you have any questions or need any additional information.

DeAnna

DeAnna Kristanko | National City Bank | Shareholder Services Administration | 629 Euclid Avenue, Suite 635 Locator 01-3116 | Cleveland, OH 44114

Phone 216.222.3568 | Fax 216.222.2649 | deanna.kristanko@nationalcity.com

---

From: Rudolph, Christian [mailto:crudolph@advanceamerica.net]
Sent: Friday, January 02, 2009 11:19 AM
To: Kristanko, Deanna

Subject: Re: [redacted]

Yes

----- Original Message -----
From: Kristanko, Deanna <Deanna.Kristanko@nationalcity.com>
To: Rudolph, Christian
Cc: Kristanko, Deanna <Deanna.Kristanko@nationalcity.com>
Sent: Fri Jan 02 11:17:07 2009
Subject: RE: Vesting for Jackson Walker

Great, thank you Christian. Just to clarify, you need the FedEx information from the package that I sent to you?

DeAnna Kristanko | National City Bank | Shareholder Services Administration | 629 Euclid Avenue, Suite 635 Locator 01-3116 | Cleveland, OH 44114

Phone 216.222.3568 | Fax 216.222.2649 | deanna.kristanko@nationalcity.com

---

From: Rudolph, Christian [mailto:crudolph@advanceamerica.net]
Sent: Friday, January 02, 2009 11:14 AM
To: Kristanko, Deanna
Subject: Re: Vesting for Jackson Walker

I will provide this information on Monday.

I received a package from you the week befor Christmas with a shareholder proposal. Can you provide me with a FedEx reference trace number, the day it was mailed, and the day it was delivered?